EXHIBIT 21.1

SUBSIDIARIES OF FORTRESS BIOTECH, INC.

Subsidiaries of Fortress Biotech, Inc. at December 31, 2015:

•	Avenue Therapeutics, Inc.
•	CB Securities Corporation
•	Checkpoint Therapeutics, Inc.
•	Coronado SO Co.
•	Cyprium, Inc.
•	Escala Therapeutics, Inc., formerly Altamira Biosciences, Inc.
•	Helocyte, Inc., formerly DiaVax Biosciences, Inc.
•	Innmune Limited
•	Journey Medical Corporation
•	Mustang Bio, Inc.